Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt from Deutsche Bank 13th Annual Media & Telecommunications Conference – Doreen Toben, Chief Financial Officer]

Enterprise

Growth Plan

Organic Expansion

Network reach & density to top 100 markets Expansion of product capabilities & supporting systems/tools

Managed network services Security Hosted IP communications Call centers

MCI transaction accelerates our plan

Enterprise

Customer Requirements

Innovative End to End Solutions Robust Wireline and Wireless Offerings Global Reach

Strong Legacy and Next Generation Networks...Seamless Migration Reliable Network Performance and Security Outstanding Customer Service....SPOA

Highly Skilled Consultative Account Teams Financial Strength

Improved competitive position

Enterprise

Savings & Benefits

MCI acquisition provides:

Network & IT Savings SG&A Savings Revenue Opportunities

Network Investment Opportunities

Approximately $7B NPV

We are continuing to extend and enhance Enterprise Advance by expanding into additional markets and adding new products and services. Our proposed acquisition of MCI is an acceleration of this organic plan for growth and leadership. While we are pleased with our organic growth into this market, it became clear that for us really to compete for national and global customers in the enterprise space, we would need to partner with another player. And that player is MCI. With our complementary mix of local, national and global assets, both companies have an opportunity to obtain success in the enterprise market faster and more efficiently than either of us would have been able to do alone.

Enterprise customers want financial stability and strategic partners who can help them achieve their business plans. They require full and flexible offerings from the most basic to the most advanced. These customers want the benefits of the emerging IP and high bandwidth services, which must coexist with their legacy applications and services. They need to integrate old and new and have a well-managed process for migrating from one to the other as their business evolves. And what they want — voice and data applications that are seamless across secure wireline and wireless platforms.

The complexity of the enterprise customer challenges cannot be overstated. They want a strategic partner with scope, reach, density and expertise to deliver all this reliably and economically. We believe that we will be in a position to do just that. Our new enterprise business will be able to offer a vastly simplified value proposition to our customers. We will provide not only a single point of accountability but also a long-term strategic partnership for the evolution to IP technologies. In short, the Verizon/MCI transaction will create another strong competitor in the enterprise space with the assets and capabilities to compete effectively.

We see significant opportunities in all categories you see on this chart — network, IP, SG&A, revenue and CapEx. We are targeting a run rate of about $1 billion worth of savings and incremental revenues in year 3 and beyond. This will take an upfront investment, as we have said, but we believe the returns will be substantial. Given our track record of integrating and operating networks and systems, we are confident that we can deliver the value of this transaction to shareowners and customers. We are anxious to take the next step in the transformation of our Company. We are moving forward with the shareowner vote, which we expect will take place this summer. We are also moving ahead with regulatory approvals. We continue to target year-end ‘05 for completing this process.

We have a strong and growing portfolio of products for the business market. Our wireless and wireline units are taking a more integrated approach to marketing to and managing enterprise accounts. This joint account management approach has led to a number of successful wireless sales. And with MCI, we’re excited about the opportunity of having their customers and relationships, which can only serve to enhance our opportunities.

Questions and Answers

Unidentified Audience Member

I think post the MCI acquisition, you had said that plans for the local spin-offs were on hold. I just wanted to see — is it on hold because you’re going through a regulatory review process with various states? And from that perspective, you probably don’t want to be discussing access fundamentals? Or from a philosophical perspective, once you close on MCI, does the local access line business become more important?

Doreen Toben - Verizon Communications - CFO

I think it is both. Certainly, as we are going through the regulatory process, you can’t imagine going into a state and say, we would like approval. And by the way, I would also like to spin-off your lines. So that would not help the approval process. After that — perhaps we might re-look at some of the states that we were thinking about doing. Clearly any state that had a large enterprise focus with the MCI acquisition — looking at that mix, we would want to revisit the states. So I think — it is both, and we will take a look at probably ‘06 before we take a look at this again.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on June 2, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on June 2, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.